EXHIBIT 99.1

STEALTHGAS INC. Reports Fourth Quarter and Twelve Months 2013 Financial and Operating Results

ATHENS, Greece, Feb. 20, 2014 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2013.

Fourth Quarter 2013 Results:

  Revenues for the three months ended December 31, 2013 amounted to $32.0 million, an increase of $1.4 million, or 4.58%, compared to revenues of $30.6 million for the three months ended December 31, 2012, primarily due to the revenues earned by the additional vessels which commenced operation during 2013 and partly offset by the relative weakness in the spot market compared to the same period in 2012. While the quarter was off to a slow start, coming out of a seasonal pressure by the end of the quarter the charter market had considerably improved and all vessels were operating at full capacity.
  Voyage expenses and vessels' operating expenses for the three months ended December 31, 2013 were $3.3 million and $10.0 million, respectively, compared to $3.9 million and $7.7 million for the three months ended December 31, 2012. The $0.6 million decrease in voyage expenses was primarily due to the lower utilization of vessels under spot charters in the 2013 period. The $2.3 million increase in operating expenses was primarily the result of the increase in the number of vessels operated under time charters in the 2013 period, including both the vessels that were added to the fleet and two vessels that came off bareboat charters.
  Drydocking Costs for the three months ended December 31, 2013 were $0.7 million compared to $0.02 million for the same period last year. During the three months ended December 31, 2013, two vessels entered and completed drydock. One of these vessels was originally scheduled for a drydock during 2014 but the drydock was completed earlier before the vessel entered into a new period charter. In the same period in 2012 there were no vessels in drydock.
  Depreciation for the three months ended December 31, 2013 was $8.1 million, a $0.8 million increase from $7.3 million for the same period of last year. This increase was due to the additional depreciation for five vessels that joined the fleet during 2013.
  Interest and finance costs for the three months ended December 31, 2013 were $2.3 million compared to $2.2 million for the same period last year.
  As a result of the above, net income for the three months ended December 31, 2013 amounted to $5.5 million, compared to net income of $7.8 million for the three months ended December 31, 2012. The weighted average number of shares outstanding for the three months ended December 31, 2013 increased to 32.1 million compared to 20.6 million for the same period of last year, due to the public offering of 11.5 million shares completed on April 30, 2013. Earnings per share on a basic and diluted basis for the three months ended December 31, 2013 amounted to $0.17 compared to $0.38 for the same period of last year.
  Included in the fourth quarter 2013 results are net losses from interest rate derivative instruments of $0.09 million. Interest paid on interest rate swap arrangements amounted to $0.4 million, or $0.01 per share, compared to $1.0 million for the same period of last year. Adjusted net income was $5.2 million or $0.16 per share for the three months ended December 31, 2013 compared to $6.7 million or $0.33 per share for the same period last year.
  EBITDA for the three months ended December 31, 2013 amounted to $16.2 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.

Twelve Months 2013 Results:

  Revenues for the twelve months ended December 31, 2013 amounted to $121.5 million, an increase of $2.3 million, or 1.9%, compared to revenues of $119.2 million for the twelve months ended December 31, 2012, primarily due to the higher number of vessels in the 2013 period.
  Voyage expenses and vessels' operating expenses for the twelve months ended December 31, 2013 were $14.3 million and $36.5 million, respectively, compared to $12.7 million and $30.6 million for the twelve months ended December 31, 2012. The $1.6 million increase in voyage expenses was primarily due to the higher number of vessels operating under spot charters in the 2013 period. The $5.9 million increase in operating expenses was primarily due to the higher number of vessels in the fleet, as five new vessels were added and two more vessels came off bareboat charters, that were operated under time charters during 2013.
  Drydocking Costs for the twelve months ended December 31, 2013 were $3.2 million as seven vessels were drydocked during the period, compared to five vessels being drydocked last year at a cost of $2.1 million.
  Depreciation for the twelve months ended December 31, 2013 was $30.8 million, a $2.0 million increase from $28.8 million last year. This increase was due to the higher average number of vessels in our fleet in the 2013 period.
  Interest and finance costs for the twelve months ended December 31, 2013 were $8.2 million compared to $9.4 million last year. The reduction in interest and finance cost was due to lower interest rates and due to the capitalization of borrowing costs as part of the cost of the vessels under construction.
  No vessel sales took place during the twelve months ended December 31, 2013 while in 2012 a $1.4 million gain on sale of vessels was recognized.
  As a result of the above, net income for the twelve months ended December 31, 2013 amounted to $21.2 million, compared to net income of $29.0 million for the twelve months ended December 31, 2012. The weighted average number of shares outstanding for the twelve months ended December 31, 2013 increased to 28.3 million compared to 20.6 million last year, due to the public offering of 11.5 million shares completed on April 30, 2013. Earnings per share on a basic and diluted basis for the twelve months ended December 31, 2013 amounted to $0.75 compared to $1.41 last year.
  Included in the results for the twelve-month period ended December 31, 2013 are net losses from interest rate derivative instruments of $0.03 million. Interest paid on interest rate swap arrangements amounted to $2.8 million, or $0.01 per share, compared to $4.6 million and net gains from change in fair value of the same arrangements amounted to $2.8 million compared to $3.5 million last year.
  EBITDA for the twelve months ended December 31, 2013 amounted to $62.6 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.

An average of 39.4 vessels were owned by the Company in the twelve months ended December 31, 2013, compared to 36.9 vessels for the same period of 2012.

As previously announced, on February 11, 2014 the Company sold 3,398,558 shares of its common stock to an institutional investor at an offering price of $9.71. The net proceeds of approximately $32 million the Company received will be used for vessel acquisitions, capital expenditures and other general corporate purchases.

CEO Harry Vafias commented

 This is the tenth consecutive quarter our company reports solid gains, and while our net income may not have been as strong as last year's, we have seen as expected a considerable improvement of 33% compared to the previous quarter. Increasing product availability coupled with seasonal factors has led to the market strengthening in the latter part of the fourth quarter and into the first quarter of this year. At the moment, all our vessels are fully operational on period charter or spot employment.  We are focused on finding future profitable charters for the existing vessels while at the same time expanding our fleet with the addition of 17 new eco LPG carriers over the next year and half. We expect to see continuously increasing product available for shipment over the next two years and we want to take full advantage of our leading position. While we are concluding the financing arrangements for all the vessels scheduled to enter the fleet, we still have our sights at opportunistic growth and as a result we intend to use the proceeds of the placement we concluded last week, not for vessel acquisitions already announced but for further growth.

Conference Call details:

On February 20, 2014 at 11:00 am ET, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 682 8490 (US Toll Free Dial In) or 0844 571 8957 (UK Toll Free Dial In).

In case of any problems with the above numbers, please dial +1 631 621 5256 (US Toll Dial In), or +44 (0)1452 555 131 (Standard International Dial In). Access Code: 75956950.

A telephonic replay of the conference call will be available until February 27, 2014 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 5500 00 (Standard International Dial In). Access Code: 75956950#

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 38 LPG carriers with a total capacity of 182,322 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has contracted for seventeen newbuilding LPG carriers with expected delivery by the end of 2015. Once the delivery of these acquisitions is completed, STEALTHGAS INC's fleet will be composed of 55 LPG carriers with a total capacity of 266,422 cubic meters (cbm). STEALTHGAS INC's shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com.

Fleet Data:

The following key indicators highlight the Company's operating performance during the fourth quarters and twelve months ended December 31, 2012 and December 31, 2013.

FLEET DATA	Q4 2012	Q4 2013	12M 2012	12M 2013
Average number of vessels (1)	37.0	42.0	36.9	39.4
Period end number of vessels in fleet	37	42	37	42
Total calendar days for fleet (2)	3,404	3,864	13,494	14,399
Total voyage days for fleet (3)	3,401	3,820	13,342	14,196
Fleet utilization (4)	99.9%	98.9%	98.9%	98.6%
Total charter days for fleet (5)	2,817	3,365	11,531	11,896
Total spot market days for fleet (6)	584	455	1,811	2,300
Fleet operational utilization (7)	95.5%	94.9%	95.4%	92.3%

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted Net Income represents Net Income before (gain)/loss on sale of assets, loss on derivatives, excluding swap interest paid, share based compensation and unrealized exchange differences. EBITDA represents net income before interest and swap interest paid, income tax expense, depreciation and amortization. Adjusted EBITDA represents adjusted net income before interest and swap interest paid, income tax expense, depreciation and amortization. Adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, are not recognized measurements under U.S. GAAP. Our calculation of adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, may not be comparable to that reported by other companies in the shipping or other industries.  In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as  or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our performance and believe it represents useful information for investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31,		Twelve Months Period Ended December 31,
	2012	2013	2012	2013
Net Income - Adjusted Net Income
Net income	7,759,078	5,532,096	28,958,487	21,217,193
(Gain)/Loss on derivatives	(67,051)	92,081	1,086,258	27,470
Less swap interest paid	(989,614)	(445,128)	(4,593,155)	(2,811,593)
Gain on sale of vessels, net	----	----	(1,372,409)	----
Unrealized exchange loss/(gain)	6,157	(47,226)	98,294	(57,920)
Share based compensation	31,268	73,758	31,268	292,628
Adjusted Net Income	6,739,838	5,205,581	24,208,743	18,667,778

Net Income - EBITDA
Net income	7,759,078	5,532,096	28,958,487	21,217,193
Plus interest and finance costs incl. Swap interest paid	3,147,448	2,701,979	14,001,385	11,001,068
Less interest income	(51,179)	(158,154)	(221,023)	(361,820)
Plus depreciation	7,334,223	8,090,654	28,776,688	30,761,673
EBITDA	18,189,570	16,166,575	71,515,537	62,618,114

Adjusted Net Income - Adjusted EBITDA
Adjusted Net Income	6,739,838	5,205,581	24,208,743	18,667,778
Plus interest and finance costs incl. Swap interest paid	3,147,448	2,701,979	14,001,385	11,001,068
Less interest income	(51,179)	(158,154)	(221,023)	(361,820)
Plus depreciation	7,334,223	8,090,654	28,776,688	30,761,673
Adjusted EBITDA	17,170,330	15,840,060	66,765,793	60,068,699

EPS - Adjusted EPS
Net income	7,759,078	5,532,096	28,958,487	21,217,193
Adjusted net income	6,739,838	5,205,581	24,208,743	18,667,778
Weighted average number of shares	20,552,568	32,052,568	20,552,568	28,271,746
EPS – Basic and Diluted	0.38	0.17	1.41	0.75
Adjusted EPS	0.33	0.16	1.18	0.66

StealthGas Inc.
Unaudited Consolidated Statements of Income
(Expressed in United States Dollars, except number of shares)
	Quarters Ended December 31,		Twelve Months Ended December 31,
	2012	2013	2012	2013

Revenues
Revenues	28,112,564	29,559,421	114,848,079	111,667,565
Revenues - related party	2,473,108	2,473,109	4,364,992	9,814,000
Total revenues	30,585,672	32,032,530	119,213,071	121,481,565

Expenses
Voyage expenses	3,478,338	2,925,721	11,231,340	12,819,866
Voyage expenses - related party	377,680	393,113	1,472,410	1,482,764
Vessels' operating expenses	6,702,318	8,991,987	28,674,675	32,439,404
Vessels' operating expenses - related party	1,032,041	1,017,833	1,917,302	4,084,149
Drydocking costs	21,737	703,637	2,067,393	3,160,251
Management fees - related party	1,107,835	1,304,560	4,315,720	4,807,010
General and administrative expenses	686,893	923,650	2,838,759	2,816,397
Depreciation	7,334,223	8,090,654	28,776,688	30,761,673
Net gain on sale of vessels	----	----	(1,372,409)	----
Total expenses	20,741,065	24,351,155	79,921,878	92,371,514

Income from operations	9,844,607	7,681,375	39,291,193	29,110,051

Other (expenses)/income
Interest and finance costs	(2,157,834)	(2,256,851)	(9,408,230)	(8,189,475)
Gain/(Loss) on derivatives	67,051	(92,081)	(1,086,258)	(27,470)
Interest income	51,179	158,154	221,023	361,820
Foreign exchange loss/(gain)	(45,925)	41,499	(59,241)	(37,733)
Other expenses, net	(2,085,529)	(2,149,279)	(10,332,706)	(7,892,858)

Net income	7,759,078	5,532,096	28,958,487	21,217,193

Earnings per share
- Basic	0.38	0.17	1.41	0.75
- Diluted	0.38	0.17	1.41	0.75

Weighted average number of shares
-Basic	20,552,568	32,052,568	20,552,568	28,271,746
-Diluted	20,552,568	32,052,568	20,552,568	28,271,746

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	December 31, 2012	December 31, 2013

Assets
Current assets
Cash and cash equivalents	42,273,000	86,218,517
Receivable from related party	----	104,476
Trade and other receivables	3,029,284	4,726,758
Claims receivable	32,835	136,867
Inventories	3,152,407	2,461,093
Advances and prepayments	435,226	715,444
Restricted cash	7,340,655	3,521,902
Total current assets	56,263,407	97,885,057

Non current assets
Advances for vessels under construction	19,321,045	70,577,435
Vessels, net	634,634,671	677,022,902
Other receivables	224,422	582,765
Restricted cash	1,300,000	2,300,000
Deferred finance charges, net of accumulated amortization of $1,786,158 and $2,212,091	1,295,486	2,616,584
Total non current assets	656,775,624	753,099,686
Total assets	713,039,031	850,984,743

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	7,288,899	5,941,043
Trade accounts payable	5,927,526	7,973,097
Accrued liabilities	2,855,170	2,880,377
Customer deposits	280,000	----
Deferred income	3,129,671	4,735,350
Fair value of derivatives	539,904	277,212
Current portion of long-term debt	35,787,544	72,874,472
Total current liabilities	55,808,714	94,681,551

Non current liabilities
Fair value of derivatives	5,409,337	2,955,755
Other non current liabilities	222,770	758,844
Long-term debt	309,564,768	279,994,150
Total non current liabilities	315,196,875	283,708,749
Total liabilities	371,005,589	378,390,300

Commitments and contingencies	----	----

Stockholders' equity
Capital stock	206,273	321,273
Additional paid-in capital	275,792,164	385,088,821
Retained earnings	66,016,627	87,233,820
Accumulated other comprehensive income/(loss)	18,378	(49,471)
Total stockholders' equity	342,033,442	472,594,443
Total liabilities and stockholders' equity	713,039,031	850,984,743

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	December 31,
	2012	2013

Cash flows from operating activities
Net income for the year	28,958,487	21,217,193

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,776,688	30,761,673
Amortization of deferred finance charges	412,138	425,933
Unrealized exchange differences	98,294	3,745
Share based compensation	31,268	292,628
Change in fair value of derivatives	(3,506,897)	(2,784,123)
Gain on sale of vessels	(1,372,409)	----

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,708,048)	(2,055,817)
Claims receivable	(502,534)	(1,905,152)
Inventories	(736,299)	691,314
Advances and prepayments	193,397	(280,218)
Increase/(decrease) in
Balances with related parties	(586,091)	(1,452,332)
Trade accounts payable	(526,281)	2,045,571
Accrued liabilities	(1,653,992)	25,207
Other non current liabilities	222,770	536,074
Deferred income	340,485	1,605,679
Net cash provided by operating activities	48,440,976	49,127,375

Cash flows from investing activities
Insurance proceeds	986,102	1,801,120
Vessels' acquisitions and advances for vessels under construction	(62,634,833)	(124,406,294)
Proceeds from sale of vessels, net	18,136,907	----
(Increase)/Decrease in restricted cash account	(386,292)	2,818,753
Net cash used in investing activities	(43,898,116)	(119,786,421)

Cash flows from financing activities
Net proceeds from common stock issuance	----	109,119,029
Deferred finance charges paid	----	(1,747,031)
Customer deposits received	5,000	----
Customer deposits paid	----	(280,000)
Loan repayments	(48,965,869)	(37,696,190)
Proceeds from long-term debt	43,250,000	45,212,500
Net cash (used in)/ provided by financing activities	(5,710,869)	114,608,308

Effect of exchange rate changes on cash	(98,294)	(3,745)

Net (decrease)/increase in cash and cash equivalents	(1,266,303)	43,945,517
Cash and cash equivalents at beginning of year	43,539,303	42,273,000
Cash and cash equivalents at end of year	42,273,000	86,218,517
CONTACT: Company Contact:
         Stavros Papantonopoulos
         Finance Manager
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: info@stealthgas.com